EXHIBIT (c)(1)

CHARTERED CAPITAL ADVISERS, INC.
590 MADISON AVENUE $ 21ST FLOOR
NEW YORK, NEW YORK 10022
(212) 327-0200 $ (212) 327-0225 FAX

May 15, 2009

CONFIDENTIAL
Independent Directors Committee
Colonial Commercial Corp.
275 Wagaraw Road
Hawthorne, NJ 07506

Dear Members of the Independent Directors Committee:

We are pleased to provide a letter describing the services that Chartered Capital Advisers, Inc. (“CCA”) is prepared to provide on behalf of the Independent Directors Committee (the “Committee”) of the Board of Directors of Colonial Commercial Corp. (“CCC” or the “Company”).  This letter describes the nature and anticipated timing of the services that we will perform, as well as the professional fees and expenses.

OBJECTIVE

We understand that the Company plans to initiate a tender offer to purchase (the “Proposed Purchase”) the Company’s Convertible Preferred Stock (the “Preferred Stock”).  The objective of our assistance will be to evaluate the Proposed Purchase and, if appropriate, to render an opinion on the fairness of the Proposed Purchase, from a financial point of view, to the holders of the Preferred Stock.

APPROACH

Our fairness opinion will be based on our analysis of the price and terms of the Proposed Purchase. To establish a basis for our opinion we will:  (1) visit the Company; (2) confer with Management and its advisors; (3) review and analyze all relevant documents; (4) perform independent research; and (5) prepare all analyses as we deem appropriate, as well as such further analyses as are within our fields of expertise as may be required by any governmental, regulatory, or administrative department or agency.  Factors that we will consider in evaluating fairness from a financial point of view may include, but not necessarily be restricted to, analyses with respect to:

CHARTERED CAPITAL ADVISERS, INC.
Board of Directors
May 15, 2009

●	The current and historical trading range of the Preferred Stock and of CCC common stock;

●	The relative rights and preferences of the Preferred Stock and of CCC common stock;

●	The historical financial performance and financial condition of CCC;

●	Asset values, net book values, and liquidation values of CCC;

●	Business plans, financial projections, and supporting detail prepared by the management of CCC;

●	The process through which Management and/or the Board developed the price and structure of the Proposed Purchase and financing relating thereto;

●	Going-concern value of CCC using benchmarks such as public company capitalization multiples, discounted cash flow analysis, and/or other valuation techniques relevant to CCC;

●	Purchase prices paid in previous purchases that CCC is required to disclose in response to Item 1002(f) of Regulation M-A;

●	Any report, opinion, or appraisal described in Item 1015 of Regulation M-A;

●	Firm offers of which CCC or its affiliates is aware made by any unaffiliated person, other than the Scheduled 13e-3 filing persons, during the past two years for:

-The merger or consolidation of CCC with or into another company, or vice versa;

-The sale or other transfer of all or any substantial part of the assets of CCC; or

-A purchase of CCC’s securities that would enable the holder to exercise control of the Company;

●	The analyses and factors required under relevant rules and regulations, including Item 1014 and Item 1015 of Regulation M-A;

●
The financial analyses and factors required to satisfy and resolve comments received by CCC, whether by letter or otherwise, from the Securities and Exchange Commission and any other governmental, regulatory, or administrative department or agency; and

●	Other analyses and factors deemed to be appropriate.

Prior to final issuance of our opinion, we will submit a draft of our opinion for review and comments by and from the Committee.  The bases for our opinion will be documented by a written presentation.  Upon receiving any comments from the Committee, we will release our opinion in final form.  We will also be available to make a presentation to the Committee

CHARTERED CAPITAL ADVISERS, INC.

Board of Directors
May 15, 2009

regarding the analyses underlying our fairness opinion.  If necessitated by future circumstances, we will also be available to respond to comments and to provide expert testimony in connection with our fairness opinion.

TIMING AND FEES

We are prepared to begin immediately. Assuming that we are given prompt access to data and personnel, we expect to complete a draft of our opinion within five business days of being retained.  This timetable can be accelerated, if necessary.

Our fees for the enumerated services will be $20,000.  Additionally, we are reimbursed for all reasonable and necessary out-of-pocket expenses, likely to consist largely of database and information costs, which have typically ranged between $150 and $300 on similar projects.  Our fees will be payable by CCA as follows:  (1) $10,000 upon our initial retention; (2) $5,000 upon the issuing a draft of our opinion; and (3) $5,000 upon issuing our opinion in final form. Reimbursable expenses will be invoiced separately.  Our invoices are due upon presentation unless other arrangements have been made and confirmed in writing by CCA.  In the event that CCA were required to attend in person (rather than via telephone) a Committee meeting to discuss our opinion or to render expert testimony at some future date in connection with our services on behalf of the Board, our fees would be based on our standard hourly rates, which currently range from $110 to $415.  If we are asked to stop working prior to issuing our opinion in final form, our fees would be charged to CCC based on our standard hourly rates, with the aggregate amount not to exceed $15,000. We would also be reimbursed for out-of-pocket expenses.

In consideration for our agreement to act on behalf of the Committee in this matter, CCC agrees: (1) to indemnify and hold harmless CCA and its employees and shareholders for any costs incurred by CCA in connection with any litigation to which CCA and/or its shareholders and employees may become a target as a consequence of its services in this matter; and (2) the maximum liability (inclusive of reasonable legal fees) of CCA (including any affiliates and their respective officers, directors, and employees) from any and all losses, claims, damages, or liabilities to which CCA may become subject in connection with services rendered in this engagement would be limited to the amount of fees paid to CCA for these services.

Upon reasonable investigation, we are not aware of any conflicts of interest which would jeopardize our independence and objectivity in this matter.  Our fees are not contingent upon any future events, other than performance by us of the agreed-upon services, nor are they dependent upon the outcome of our opinion.

* * * * *

CHARTERED CAPITAL ADVISERS, INC.
Board of Directors
May 15, 2009

We appreciate the opportunity to be of assistance.  Kindly indicate our authorization to proceed in accordance with the terms of this letter by arranging for a member of the Committee to sign a copy of this letter and returning a signed copy and the retainer directly to me.  We both agree that a facsimile of this letter, signed by a member of the Committee and an authorized representative of CCA, suffices to document mutual consent.

Very truly yours,

CHARTERED CAPITAL ADVISERS, INC.

/s/ Ronald G. Quintero
Ronald G. Quintero, CPA, CFA, ABV, CDBV Managing Director

Accepted by:	/s/ E. Bruce Fredrikson	5/15/09
Colonial Commercial Corp. Independent Directors Committee